AIM ImmunoTech Inc.

2117 SW Highway 484

Ocala, FL 34473

(352) 448-7797

June 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AIM ImmunoTech Inc.
Registration Statement on Form S-1
SEC File No. 333-296588
Request for Acceleration

To whom it may concern:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AIM ImmunoTech Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-296588) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., eastern time, on June 16, 2026, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Thompson Hine LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Thompson Hine LLP, by calling Faith L. Charles at (212) 908-3905.

Please feel free to direct any questions or comments concerning this request to Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

AIM IMMUNOTECH INC.

By:	/s/ Thomas K. Equels
Name:	Thomas K. Equels
Title:	Chief Executive Officer

Cc: Faith L. Charles, Thompson Hine LLP